2003 ANNUAL REPORT

ACHIEVEMENTS AND MOMENTUM


04025541



ENESCO® GROUP, INC.

ENESCO® GROUP, INC.

Enesco Group, Inc. is a world leader in the gift, collectible and home décor industries. Serving approximately 40,000 customers globally, Enesco distributes products to a wide variety of specialty card and gift retailers, home décor boutiques, mass-market chains and direct mail retailers. Internationally, Enesco serves markets operating in Europe, Canada, Australia, Mexico, Asia and the Pacific Rim. Enesco's international distribution network has subsidiaries located in Europe and Canada, and a business unit in Hong Kong. The Company's product lines include some of the world's most recognizable brands, including *Precious Moments®, Walt Disney Classics Collection, Nickelodeon, Heartwood Creek, Halcyon Days, Lilliput Lane, and Border Fine Arts.* Further information is available on Enesco's web site at **www.enesco.com**.



FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)	2003	2002
Net revenues	$ **249**	$ 254
Operating profit	**16**	14
Income before taxes and cumulative effect of a change in accounting principle	**14**	12
Cumulative effect of a change in accounting principle, net of income taxes	**-**	(29)
Net income (loss)	**17**	(8)
Working capital	**94**	76
Total assets	**202**	180
Shareholders' equity	**147**	122
Per share data:		
Income before cumulative effect of a change in accounting principle - diluted	$ **1.20**	$ 1.47
Cumulative effect of a change in accounting principle	$ **-**	$ (2.09)
Net income (loss) - diluted	$ **1.20**	$ (0.60)
Average number of shares - diluted	**14.44**	14.11
Number of shares outstanding at December 31	**14.16**	13.91

ENESCO'S GLOBAL PRESENCE

United States
HEADQUARTERS

France
SUBSIDIARY

Hong Kong
SALES OFFICE



United Kingdom
SUBSIDIARY
Canada
SUBSIDIARY

ACHIEVEMENTS AND MOMENTUM



Dear Fellow Shareholders:

Enesco Group, Inc. made significant progress during fiscal year 2003. We returned to a position of strength and built the momentum for planned growth. Operating income jumped almost 16 percent, while revenues stabilized at approximately $250 million, significantly reducing the declining trend of the past six years. We secured additional international distributors, increasing the number of countries where we conduct business by 44 percent. Pre-tax income increased by 22 percent compared to the prior year. We finished 2003 with a nominal amount of debt and entered into a three-year $50 million unsecured revolving credit agreement. We made prudent investments in our corporate structure, new products and supply chain initiatives, while gross profit increased by five percent. In an era where the pace of the recovering global economy still plagues many in our industry, Enesco's results provide a foundation for sustained profitability accompanied by planned revenue growth.

ACHIEVEMENTS

During the past three years, Enesco's focus has continued to be on improving our operating performance and positioning the Company to increase our leadership status in the industry. We made several difficult but strategic decisions to rationalize products and customers and we are encouraged by our results. Through these efforts we increased profitability and strived to find new ways of growing our business. We are confident that the elements of growth – strategic alliances, acquisitions, channel focus, product development and international expansion – are now in place.

In 2003, our objectives included growing retail specialty market share by offering exclusive, expanded giftware lines and broadening our channels of distribution by building mass, chain-drug and alternative niche market business.

As anticipated, we increased the number of new customer accounts in the U.S. retail specialty channel by 49 percent. More than 70 exclusive, innovative gift lines were targeted to this marketplace. Our Everyday Gift Program grew from 340 to 1,600 mass market locations. Alternative niche market business was established with golf shops, book stores and tabletop retailers nationwide.

To deliver on these initiatives, we leveraged our global product development and design capabilities to introduce new lines to the numerous distribution channels that comprise the international marketplace. By operating with a broad scope on trends and consumer buying behavior, we successfully launched innovative new products to attract a wide array of specialty and niche retailers.

Encouraged by our success in marketing to distinct international distribution channels, we aligned our U.S.-based business to operate in a more focused channel and brand matrix structure. The matrix, comprised of seven business channels supported by five major brand categories, directs our efforts to develop products and services required by each of our retailers. These strategic business units are responsible for securing new distribution and expanding sales with existing customers, while improving profit margins and maintaining operating goals. Brand teams are charged with securing the right products at the right price for a given channel. The United States operates with seven channels - card & gift, mass market, home & garden, multi-level marketing, emerging markets, international and the premier group. Our brands are categorized according to *Precious Moments®*, Enesco developed products, strategic alliances, major licenses and design partnerships.

In support of our corporate matrix, we targeted all product development initiatives to supply optimal offerings for each channel while continuing to rationalize existing lines. Diversification of product offerings is key to an international marketplace that demands distinctive lines across multiple channels. Due to Enesco's global product development synergies, almost 50 percent of the new lines developed in the United States are experiencing success in international markets. Strategic alliances with Walt Disney Art Classics and Nachtmann Crystal were formed by our U.K. subsidiary before expanding to other markets. Within each distribution channel, we trimmed unprofitable business with customers affected by the consolidation in the collectible, gift and home décor industries.


OPERATING PROFIT (loss)
(In thousands)
$ 25,000
$ 20,000
$ 15,000
$ 10,000
$ 5,000
0
- $ 5,000
- $ 10,000
$21,427
$6,429
$(9,548)
$13,770
$15,916
1999
2000
2001
2002
2003


MARKET VALUE PER COMMON SHARE
At Year End
$12.00
$10.00
$ 8.00
$ 6.00
$ 4.00
$ 2.00
0
$ 4.69
$ 6.30
$ 7.08
$ 10.32
2000
2001
2002
2003

Through these efforts, we gained insight into building a customer base that is predisposed to try our new product lines. Examples of this strategic approach include an exclusive seasonal offering of *It's A Wonderful Life* for a national drug-store chain. In our card & gift and home & garden channels, retailers were successful with new product introductions from the *Heartwood Creek* collection developed by Enesco's design partner, Jim Shore. In fact, sales of *Heartwood Creek* grew by more than 450 percent in just one year. New product categories such as books, stationery and inspirational gifts were targeted to retailers in emerging markets through our strategic alliance with Publications International. In 2003, these three programs alone represented more than $28 million in retail sales.

Product offerings, such as our Everyday Gift Program for the U.S.-based mass market, were expanded this year to appeal to additional retailers. As a result, the program grew from 340 locations to approximately 1,600 locations and generated retail sales of more than $8 million. Program growth was due primarily to the popularity of product selections created from major licenses such as *Nickelodeon, Disney* and *John Deere.* We believe our everyday gift offerings will provide year-round revenue streams and will augment our strong holiday business with mass market retailers.

To further strengthen our relationship with card and gift retailers, Enesco recently launched an innovative web-based program called "Power Chord." The program allows consumers to shop on-line for Enesco products. The technology provides direct access to store locations, facilitating consumer purchases from retailers and minimizing their need to stock large inventories. We anticipate this program to be in full operation in 2004 and are optimistic about the opportunity to grow business through this medium.

INTERNATIONAL BUSINESS

In 2003, we expected to increase international revenues by securing new distributor agreements, particularly in Asia.

As planned, we secured additional distributors in the Pacific Rim, Russia and South America, increasing the number of countries where we conduct business by 44 percent.

Our international business initiatives are led by seasoned professionals with industry expertise. They are credited with expanding our distribution to a total of 25 countries. With the opening of our Enesco Asia sales office in 2003, we have attracted new distributors in the Pacific Rim that are devoted primarily to sales of both everyday gift lines and higher-end product offerings. Exquisite porcelain, crystal and hand-crafted enamel products are sold to a premier international channel of retailers such as boutiques, upscale department stores and jewelry shops. In the United Kingdom for example, we re-established our trading relationship with premier retailer Doulton and Company, resulting in a 77 percent increase in revenue compared to the prior year.

Business at our Canadian and European subsidiaries was brisk, primarily due to continued success with new offerings and promotional programs. Products that are based on recognizable licenses, such as *Disney*, help differentiate Enesco from the competition. On a global basis, retailers with savvy merchandising displays and promotional programs have experienced more stability in their businesses. We believe the opportunities to capture increased global sales depends on our ability to provide retailers with merchandising and promotional solutions. To that end, we have established our own dedicated sales forces in the United Kingdom, France, Germany, Holland, Belgium, Asia and Canada.

STRATEGIC ALLIANCES, MERGERS AND ACQUISITIONS

Securing strategic alliances and seeking mergers and acquisitions were key initiatives to Enesco's long-term growth strategy in 2003.

As expected, we established new strategic alliances with Disney and Nachtmann Crystal and we finalized the acquisition of Bilston & Battersea Enamels, a British manufacturer of giftware, home accessories and related products. Early in 2004, we acquired Gregg Gift Company, a U.S.-based manufacturer of inspirational specialty giftware.

Enesco expanded our relationship with Disney by becoming the exclusive global licensee for the *Walt Disney Classics Collection* and assuming management of the Walt Disney Collectors Society. The collection consists of sculpted figurines that recreate moments from Disney's popular animated films. It is sold through a dedicated and independent sales force and is available globally at fine gift and collectible stores, select Disney Stores, DisneyStore.com, Disney catalog and

Disney Theme Parks and Resorts around the world. In combination with our *Pooh & Friends* license, the agreement solidifies Enesco's strategic global relationship with Disney and is expected to produce retail sales of more than $24 million in 2004.

Nachtmann Crystal, located in Germany, is a premier supplier of lead crystal gifts and lifestyle accessories. Our subsidiary in the United Kingdom has distributed the line since mid-2003. Enesco expanded the offering to U.S. retailers early in 2004 and anticipates annual worldwide retail sales of approximately $4 million.

In early 2003, Enesco acquired Bilston & Battersea Enamels, a British manufacturer of giftware, home accessories and related products. Offerings include high-end enamel boxes that are sold under the *Halcyon Days* brand and are distributed worldwide. We are expecting Bilston & Battersea to generate over $20 million in retail sales annually.

Most recently, we acquired Gregg Gift Company, a U.S.-based manufacturer of inspirational specialty giftware. Gregg is best known for their book covers, organizers, tote bags and home décor accessories that are distributed through Christian retailers, mass market, catalogs, book shops and card & gift stores. Retail sales for 2004 are forecasted at more than $20 million. The acquisition provides Enesco with more product categories, expanded distribution and a stronger position in the inspirational marketplace.

OPERATING INCOME PERFORMANCE

Operating income performance goals in 2003 focused on supply chain improvements and a variety of overall cost controls.

As promised, gross margin improved by more than three percentage points and product rationalization efforts resulted in a 23 percent reduction in total U.S. product offerings. We gained a seven percent improvement in domestic on-time shipping compared to prior year. Enesco achieved C-TPAT certification in the United States, ensuring our ability to effectively service customers and meet on-time shipping objectives.

Gross profit margins are in excess of prior year due to supply chain improvements, enhanced forecasting methods, product development processes and effective global sourcing and procurement. In the United States, improved margins were realized from sales of higher margin product lines. Enesco established strategic global relationships with a consolidator that provides us with an economy of scale on transportation and storage. The quality inspection and testing of products is now handled by a third party supplier for all of our operations worldwide. In certain instances, royalty rates to design partners and existing licensees were re-negotiated which improved cost of goods sold.

Improved business processes and effective cost controls in the quality, compliance and logistics areas resulted in enhanced customer satisfaction. Inventory was managed very closely to satisfy customer demand. As a result, domestic on-time shipping performance improved by seven percent.

We were awarded C-TPAT certification to meet new security requirements from the U.S. Department of Homeland Security. This new certification is strategically important since it helps reduce the risk of significant delays in the importation of product even under heightened security conditions. Our new status signifies Enesco as a preferred supplier to customers that require this certification. We achieved what we set out to do – provide the quality of service our customers have earned and deserve.

BUILDING MOMENTUM IN 2004

Encouraged and strengthened by 2003 results, we remain focused on our plan for continued improvement. We know that we must constantly build a corporate capability that anticipates change in our industry and is ready to address the many growth challenges that await us. Recently, we implemented a new business system that will provide timely product performance information. This will enable Enesco to offer better, more targeted solutions to retailers, while allowing retailers to adjust inventory levels and improve their gross margins.

During the past year, we brought several key marketing and sales professionals on board. With new perspectives in the organization, we developed our channel and brand strategies for 2004. We know we still have much to accomplish and must continue to make a corporate-wide commitment to learn new ways to grow our business. We believe that employees should share in this commitment and will maintain an incentive program based on revenue and corporate operating goals. With the right scorecards and motivational programs in place, we are confident with our direction.

Enesco moves ahead guided by an international agenda for increased growth and productivity. Specifically, in 2004, we plan to:

- Make steady progress toward achieving our future performance goal of 50-30-20. This represents our plan to reach a gross margin of 50 percent, overhead expense of 30 percent and operating income of 20 percent.
- Continue to expand global distribution.
- Seek merger and acquisition opportunities that align with our long-term strategic direction.
- Capitalize on opportunities to increase business in all of our channels through targeted brand programs.
- Find effective ways to provide additional product, service, merchandising, promotional and financial solutions to our retailers.

We enter 2004 knowing that it is a pivotal year for the Company. We resolve to continually build the foundation of our business in order to grow and sustain operational and financial excellence. By doing so, we are confident in our ability to effectively compete in a challenging economy and changing industry.

Today we embrace our new culture at Enesco – one that promotes change, challenges the status quo, strives to win and focuses on achievement. One of our greatest sources of pride is in the Enesco employees who contribute their impressive energies to the betterment of our Company. We thank our dedicated Board of Directors for the counsel they provide and welcome our newest Board member, Hector Ortiz. Hector brings invaluable experience in advertising and marketing, particularly to the Hispanic marketplace. John Cauley will be retiring from our Board in May 2004. We appreciate his exemplary Board service for the past 17 years. We acknowledge the long-term allegiance of retailers and shareholders of Enesco and thank you for standing by us through difficult times. Our goal is to increase shareholder value year after year, and we intend to achieve it.

Sincerely,



Daniel DalleMolle
President and CEO

NESCO GROUP, INC. 2003 ANNUAL REPORT

CONSOLIDATED FINANCIAL INFORMATION

FINANCIAL CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ENESCO GROUP, INC.

The following discussion addresses the financial condition and results of operations of Enesco Group, Inc. and subsidiaries ("Enesco"). To enhance understanding of this discussion, please read the financial statements, accompanying notes and the financial highlights.

RESULTS OF OPERATIONS

2003 Compared to 2002

Net revenues of $249 million decreased $5 million, or slightly less than 2%, due to lower product sales in the United States, which were partially offset by higher International sales.

Net sales in the United States of $159.8 million were 9% below the 2002 level primarily due to lower mass market promotional sales and lower collectible market sales of the *Precious Moments* and *Cherished Teddies* product lines. These decreases were offset partially by success in some of our newer product lines, such as *Heartwood Creek, Foundations* and *My Little Kitchen Fairies.*

Net International sales of $89.3 million were 14% above 2002 levels due primarily to sales from the April 2003 acquisition of Bilston & Battersea Enamels plc and the impact of changes in foreign currency translation rates. Net International sales represented approximately 36% of total sales in 2003 compared to 31% of total sales in 2002. Local currency sales were translated into U.S. dollars at higher exchange rates in 2003 versus 2002. If the 2003 local currency sales were translated into United States dollars at the 2002 exchange rates, International sales would have been lower by approximately $9 million in 2003.

Enesco's *Precious Moments* lines represented approximately 33% of 2003 sales compared to 38% in 2002. The *Cherished Teddies* lines represented approximately 8% of 2003 sales compared to 11% in 2002. The number of members in each of the *Precious Moments* and *Cherished Teddies* collector clubs decreased by approximately 21% as of December 31, 2003, as compared to December 31, 2002.

Sales of newer product lines, like *Heartwood Creek, Foundations, Children of the Inner Light* and *My Little Kitchen Fairies,* accounted for approximately 11% of total sales in 2003 as compared to approximately 2% of total 2002 sales.

Net open orders (backlog) as of December 31, 2003, were $17 million, down approximately $2 million or 12% compared to the same time last year. Backlog consists of orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests. We believe the decrease in backlog can be attributed to timing of product introductions, variability in retailer order cycles, economic conditions, Enesco's demonstrated ability to reduce order lead times and continued consolidation in the collectible market.

Gross profit of $112 million increased by $5 million or 5% in 2003. The increase was primarily due to the impact of changes in foreign currency translation rates, improved customer/product mix, better procurement/inventory management and lower royalty costs negotiated with certain licensors. Additionally, incremental gross profit from the Bilston & Battersea acquisition partially offset a volume-related decline in gross profit caused by lower product sales in the United States. Enesco's gross profit margin, expressed as a percentage of sales, was 45% in 2003 compared to 42% in 2002.

Selling, distribution, general and administrative expenses (SD&A) of $96 million for 2003 reflected a $3 million, or 3% increase, over 2002 SD&A levels. The increase in 2003 SD&A is attributable to the impact of changes in foreign currency translation rates, which added $3 million to SD&A in 2003 and the addition of Bilston & Battersea, which added approximately $2 million to SD&A. Spending reductions in our U.S. and European entities of approximately $2 million helped to keep the overall SD&A increase to only 3%. The spending reductions were achieved through reduced headcount, lower catalog printing and tradeshow costs, as well as lower depreciation expense.

Due to the factors described above, 2003 operating profit of $15.9 million reflected a $2.1 million or 16% increase over 2002 operating profit. Geographically, U.S.- related operating profit of $5.3 million was a $0.4 million or 8% improvement over 2002, while International 2003 operating profit of $10.6 million increased by $1.7 million or 20% over 2002.

2002 Compared to 2001

Net revenues decreased $13 million, or 5%, in 2002 due to lower product sales in the United States. Net sales in the United States of $175.8 million decreased 7%, primarily in the traditional collectible, card and gift channels, continuing a trend in recent years. The decrease was due primarily to reduced sales of *Precious Moments, Cherished Teddies* and *Harry Potter* merchandise, partially offset by an increase in home décor merchandise.

Net International sales of $78.0 million increased less than 1% in 2002 compared to 2001 and represented approximately 31% of total sales in 2002 compared to 29% of total sales in 2001. Local currency International sales were translated into U.S. dollars at higher exchange rates in 2002 versus 2001. If the 2002 local currency sales were translated into U.S. dollars at the 2001 exchange rates, International sales would have been lower by approximately $2.2 million in 2002.

Enesco's *Precious Moments* lines represented approximately 38% of 2002 sales compared to 39% in 2001. The *Cherished Teddies* lines represented approximately 11% of 2002 sales compared to 13% in 2001. The memberships in each of the *Precious Moments* and *Cherished Teddies* collector clubs decreased by approximately 7% at December 31, 2002, compared to December 31, 2001.

In January 2002, numerous U.S. sales force changes were initiated to improve sales, market penetration and customer service levels. The U.S. employee-based field sales force was increased and their compensation plan was changed to a variable commission-based format from a salary plus bonus format. Additionally, this sales force was focused to serve only the collectibles, card and gift channels. The U.S. home décor channel was serviced by independent representative selling groups with the capability of reaching customers not currently served by Enesco, along with a team of inside sales executives to manage larger national accounts. Along with these changes in Enesco's U.S. sales force, new domestic programs were initiated to provide Enesco customers better value, including extended payment terms, more flexible shipping schedules and improved product availability.

Net open orders (backlog) as of December 31, 2002, were $19 million, down approximately $9 million or 32%, compared to the same period last year. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests. The decrease in backlog was primarily due to a change in Enesco's product launch and sales processes. Enesco began introducing products to U.S. retail customers that we have, or plan to have, in stock throughout the year. Previously, products would be presented to customers primarily at corporate and regional shows and, based on customer response, the products would either be ordered for stock or the customer orders would be cancelled. The previous selling process resulted in higher levels of net new orders and backlog as compared to the current selling process. Consequently, the previous selling process resulted in higher levels of order cancellations and net open orders. We believe the new selling process is more customer friendly and although it results in lower net new orders and backlog, it has also lowered our order cancellation rate.

Gross profit increased $874 thousand, or 1%, in 2002 as compared to 2001. The primary reason for the gross profit increase in 2002 as compared to 2001 was the 2001 non-cash charge of $8.7 million related to the write down of inventory values partially offset by a decrease in sales volume in 2002. Enesco's gross profit margin was 42% of sales in 2002 compared to 43% in 2001 (exclusive of the $8.7 million charge in 2001). The 2002 gross profit margin percentage was adversely impacted by increased sales of closeout items written down in the fourth quarter of 2001.

Selling, distribution, general and administrative expenses ("SD&A") decreased $20.5 million, or 18%, in 2002 versus 2001 and represented 37% of sales in 2002 compared to 43% in 2001. Results for 2001 included one-time charges totaling $3.2 million, comprised of $2.3 million for the January 2001 U.S. sales force reorganization (recorded in the first and second quarters of 2001) and $930 thousand for severance provisions ($500 thousand in the second quarter, $360 thousand in the third quarter and $70 thousand in the fourth quarter). The January 2001 U.S. sales force reorganization costs were primarily commissions paid in 2001 to former independent contractors for orders placed before January 1, 2001, but shipped during 2001. Commissions are expensed when orders are shipped. All of the January 2001 sales force reorganization costs were expensed as incurred.

The January 2002 sales force changes (referenced above) relating to the change in compensation structure and addition of U.S. field and home décor sales representatives did not generate any one-time charges. Results for 2002 include one-time charges of $346 thousand for severance provisions.

Exclusive of one-time items, SD&A costs for 2002 were down $17.7 million, or 16%, from 2001. Significant cost reductions were achieved through headcount reductions, less travel, lower showroom rental expense, less bad debt expense and lower catalog printing costs. Additional less significant savings have been achieved in most spending categories. SD&A costs, excluding one-time items, were 37% of sales for 2002, compared to 41% for 2001.

In 2002, amortization of goodwill ceased in accordance with FAS 142. Amortization of goodwill was zero in 2002 as compared to $2.0 million 2001.

Due to the factors described above, 2002 operating profit increased $23.3 million compared to 2001. Operating profit in the United States increased $20.0 million and International operating profit increased $3.3 million compared to 2001.

Interest Expense, Interest Income and Other Expense, Net

Interest expense of $787 thousand for 2003 was $40 thousand or 5% higher than 2002 primarily due to interest expense related to an Illinois income tax audit settlement in the second quarter of 2003. Excluding the settlement, interest expense would have been $367 thousand or $380 thousand lower than 2002 interest expense due to lower average borrowings and lower interest rates. Interest income for 2003 of $537 thousand was $251 thousand higher than in 2002 due to interest income from an Illinois income tax refund and higher invested cash balances during 2003.

Interest expense of $747 thousand for 2002 was $776 thousand less than 2001 due to lower average borrowings and lower interest rates. Interest income for 2002 was $286 thousand compared to $371 thousand in 2001 due to lower interest rates.

Provisions for Income Taxes

The 2003 tax provision includes a $6.8 million benefit, related to prior year tax accruals, which were no longer required. The 2003 effective tax rate (excluding the $6.8 million benefit) was 27.2% compared to 34.2% in 2002 (excluding a $12.9 million benefit). The difference from the effective tax rate for 2002 reflects the geographical mix of earnings. The effective tax rate differs from the U.S. statutory rate primarily due to the varying tax rates of foreign jurisdictions. Our future effective tax rates could be affected if the mix of earnings changes in countries where we have lower statutory rates or if tax laws and regulations change.

Liquidity and Capital Resources

Enesco has historically satisfied its capital requirements with internally generated funds and short-term loans. Cash balances and working capital requirements fluctuate due to operating results, shipping cycles, accounts receivable collections, inventory management and timing of payments, among other factors. Working capital requirements fluctuate during the year and are generally greatest early in the fourth quarter and lowest early in the first quarter. Cash and cash equivalents were $10.6 million on December 31, 2003.

Operating cash flows are a function of our earnings plus non-cash expenses, such as depreciation and our ability to manage working capital. Net cash used by operating activities in 2003 was $4.0 million versus an $18.2 million source of cash in 2002. The significant components of the 2003 $4.0 million use of cash from operating activities were increased receivables of approximately $7.0 million; increased inventory of approximately $9.0 million and lower current income taxes payable of approximately $8.0 million. The increased receivables were driven primarily by the addition of Bilston & Battersea in 2003 and higher sales in the fourth quarter of 2003. The increased inventories were primarily due to the addition of Bilston & Battersea and higher inventory levels in the United States. U.S. inventory levels were increased in the fourth quarter of 2003 in order to improve customer service levels. Current income tax liabilities were reduced by a $6.8 million reversal of prior year accruals, which were no longer necessary. The reported net income of $17.3 million and add-back of the $4.9 million non-cash impact of depreciation partially offset the above noted cash uses, resulting in the net $4.3 million use from operating activities.

Cash used by investing activities was $9.6 million in 2003 versus a cash use of $4.2 million in 2002. The major uses of cash by investing activities in 2003 were for capital expenditures related to the hardware and software purchases for Enesco's new computer system, which began operation in January of 2004, and the acquisition of Bilston & Battersea in 2003.

Cash provided by financing activities was $4.3 million in 2003 versus a $6.0 million use of cash from 2002 financing activities. The major source of cash from 2003 financing activities was due to increased notes payable and common stock issuance primarily for exercise of stock options and 401(k) stock purchases. Enesco did not declare any dividends in 2003. Future dividends and resumption of the stock repurchase program will depend on future financial results. No shares were purchased in 2002 or 2003. Outstanding shares of Enesco common stock were exchanged from an optionee to partially pay for the exercise price of options in 2003. Note 4 to the Consolidated Financial Statements provide a detailed summary of Treasury Stock activity. Enesco has an authorized program to purchase shares of its common stock depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 2003, authorization to purchase one million shares remained available under the program.

Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While we believe such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. Enesco has established accruals for potential tax assessments. These accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Based upon Enesco's current liquid asset position and credit facilities, Enesco believes it has adequate resources to fund any such assessments. To the extent accruals differ from actual assessments, when the open tax years are closed or the accruals are otherwise deemed unnecessary at a point in time, the accruals are adjusted through the provision for income taxes. In 2003, the adjustment was a tax benefit of $6.8 million. The majority of the open tax years become closed for assessment at the end of December for the particular open year.

Enesco has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from Enesco's assets. Enesco has established grantor trusts to provide assets for some of these non-qualified plans. The assets are subject to the claims of creditors and therefore, are not considered plan assets and are excluded from pension computations.

In June 2003, Enesco entered into a new three-year domestic $50.0 million unsecured revolving credit facility that includes Enesco International (H.K.) Limited as a borrowing subsidiary. The credit agreement contains financial and operating covenants including restrictions on incurring indebtedness and liens, acquisitions, selling property, repurchasing the Company's shares and paying dividends. In addition, Enesco is required to satisfy fixed charge coverage ratio and leverage ratio tests at the end of the second, third and fourth quarters and a minimum annual operating profit covenant. As of December 31, 2003, Enesco was in compliance with all covenants under the revolving credit agreement.

Enesco is not aware of any trends, events, demands, commitments or uncertainties that reasonably can be expected to have a material adverse effect on liquidity and the ability to meet anticipated requirements for working capital and capital expenditures. We believe that our current cash and cash equivalents, cash generated from operations, and available financing will satisfy our expected working capital needs, capital expenditures and other liquidity requirements associated with our existing operations, however, in the course of pursuing growth opportunities, including but not limited to acquisitions and alliances, Enesco may need to negotiate additional or amend existing credit facilities (See Note 11, Subsequent Events). In addition, there are no transactions, arrangements or other relationships with unconsolidated entities or other persons, as of December 31, 2003, that are reasonably likely to materially affect liquidity or requirements for capital resources.

In March 2004, Enesco's domestic $50.0 million credit facility was amended to add term notes totaling $7.7 million for the purpose of funding the acquisition of Gregg Manufacturing, Inc. The total unsecured credit facility is currently $57.7 million. At the same time, Gregg Manufacturing, Inc. was added as a borrowing subsidiary. Certain of the financial covenants were modified, including measurements at the end of each quarter.

The principal sources of Enesco's liquidity are its available cash balances, cash from operations and available financing. On December 31, 2003, Enesco had formal and informal unused lines of credit of approximately $54 million. The informal lines are bank lines that have no commitment fees. As of December 31, 2003, Enesco had $2.9 million of interest bearing debt outstanding.

Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity.

A summary of significant contractual obligations is as follows (in thousands):

Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Short-term Borrowings	$ 2,858	$ 2,858	$ –	$ –	$ –
Letters of Credit	4,198	4,198	–	–	–
Operating Leases	9,700	3,500	5,200	1,000	–
License Guarantees	61,897	16,647	45,250	–	–
Total Contractual Cash Obligations	**$ 78,653**	**$ 27,203**	**$ 50,450**	**$ 1,000**	**$ –**

Acquisitions

On April 8, 2003, the Company acquired Bilston & Battersea Enamels plc (Bilston & Battersea), which is based in Bilston, West Midlands, England, through its European subsidiary, Enesco Holdings Limited. Bilston & Battersea manufactures and distributes giftware, home accessories and related products, including the high quality, hand-decorated enamels and sculptured boxes sold under the *Halcyon Days Enamels* and *Halcyon Days Bonbonnieres* brands. Enesco paid approximately $4.4 million in cash ($3.7 million net of acquired cash) to acquire the company, which resulted in Enesco recording $2.9 million of goodwill related to the purchase.

On February 29, 2004, the Company acquired Gregg Manufacturing, Inc. d/b/a Gregg Gift Company ("Gregg"), a California-based manufacturer, for approximately $7.4 million in cash ($7.3 million net of acquired cash). Gregg manufactures and distributes branded and specialty giftware that includes book covers, organizers, tote bags and home décor accents targeting the growing inspirational marketplace. Gregg generated revenues of approximately $11 million in 2003.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for allowances for doubtful accounts and sales returns, inventory valuations, goodwill impairments, contingencies, restructuring costs and other special charges and taxes. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Consolidated Financial Statements.

The allowance for doubtful accounts is based on our assessments of the collectability of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are significantly different than our historical experience, estimates of the recoverability of amounts due could be affected. An allowance for sales returns is established based on historical trends in product returns. If future returns do not reflect historical trends, revenue could be affected.

Inventory purchases and commitments are based on future demand forecasts. If there is a sudden or significant decrease in demand for our products or there is a higher incident of inventory obsolescence because of rapidly changing customer requirements, we may be required to decrease the carrying value of inventory and gross profit could be affected.

Enesco has established accruals for taxes payable and potential tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. To the extent accruals differ from assessments, when the open tax years are closed or the accruals are otherwise deemed unnecessary at a point in time, the accruals are adjusted through the provision for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

Market Risk

We conduct business globally. Accordingly, our future results could be materially affected by a variety of uncontrollable and changing factors including, among others, foreign currency exchange rates; regulatory, political or economic conditions in a specific country or region; trade protection measures and other regulatory requirements; and shipping disruptions due to war or terrorist activities, natural disasters or other factors. Any or all of these factors could have a material impact on our future results.

As a global concern, we face exposure to movements in foreign currency exchange rates. These exposures may change over time and could have a material impact on our financial results and cash flows. Historically, our primary exposures have related to non dollar-denominated transactions in Canada and Europe, as well as dollar-denominated inventory purchases by our International operating units.

At the present time, we hedge only those currency exposures associated with certain assets and liabilities denominated in foreign currencies and periodically will hedge anticipated foreign currency cash flows. The hedging activity undertaken by Enesco is intended to offset the impact of currency fluctuations on certain foreign currency transactions. To manage foreign currency risk, as of December 31, 2003, Enesco had entered into a forward exchange agreement with a notional value of $6.2 million to mature within five days. This contract was to sell U.S. dollars and purchase British pounds sterling at an average exchange rate of 1.78. The fair value of the contract is not significant. As of December 31, 2003, Enesco had $2.9 million of interest bearing debt.

Recent Accounting Pronouncements

In December 2003, the FASB issued FAS No. 132 (Revised) ("FAS 132-R"), "Employer's Disclosure about Pensions and Other Post-Retirement Benefits." FAS 132-R retains disclosure requirements of the original FAS 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. FAS 132-R is effective for fiscal years ending after December 15, 2003, except that certain disclosure requirements are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for periods beginning after December 15, 2003. The adoption of the disclosure provisions of FAS 132-R did not have a material effect on the Company's Consolidated Financial Statements.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." FAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of FAS 150 did not have a material effect on the Company's Consolidated Financial Statements.

In April 2003, the FASB issued FAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities." FAS 149 amends and clarifies accounting for derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. FAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of the provisions of FAS 149 did not have a material effect on the Company's Consolidated Financial Statements.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements for companies that have interests in entities that are Variable Interest Entities (VIE) as defined under FIN 46. According to this interpretation, if a company has an interest in a VIE and is at risk for a majority of the VIE's expected losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of the provisions of this interpretation did not have a material effect on the Company's Consolidated Financial Statements.

Statement Regarding Forward-Looking Statements

This Annual Report, including all information incorporated by reference into this Annual Report, contains certain forward-looking statements within the meaning of the Federal securities laws. These forward-looking statements may include the words "believe," "expect," "plans" or similar words and are based in part on Enesco's reasonable expectations and are subject to a number of factors and risks, many of which are beyond Enesco's control. Enesco's future results may differ materially from its current results and actual results could differ materially from those projected in the forward-looking statements contained in, and incorporated by reference into, this Annual Report as a result of certain factors including, but not limited to, those set forth below. Readers should also carefully review any risk factors described in other documents that we file from time to time with the Securities and Exchange Commission.

- Changes in economic conditions and specific market conditions.
- The ability to secure, maintain and renew popular licenses, particularly our licenses for *Precious Moments, Heartwood Creek* and *Cherished Teddies.*
- Fluctuations in demand for our products.
- Manufacturing lead times.
- The effects of terrorist activity and armed conflict, such as disruption in global economic activity, changes in logistics and security arrangements, particularly with respect to our dependence on manufacturing facilities in China.
- The timing of orders, timing of shipments and our ability to meet customer demands.
- Inventory levels and purchase commitments exceeding requirements based upon future demand forecasts.
- Price and product competition in the giftware industry.
- The trend toward retail store consolidation in the card and gift channel in the United States.
- Variations in sales channels, product costs or mix of products sold.
- The geographical mix of our revenue and the associated impact on gross margin.
- Our ability to achieve targeted cost reductions, particularly in the United States' operations.
- Actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the amounts of certain assets (including the amounts of related allowances), liabilities and other items reflected in our financial statements.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Annual Report will occur or continue in the future. Except for required, periodic filings under the Securities Exchange Act of 1934, Enesco undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED BALANCE SHEETS

ENESCO GROUP, INC.

December 31, 2003 and 2002

ASSETS

(In thousands)	2003	2002
Current Assets:		
Cash and cash equivalents	**$ 10,645**	$ 17,418
Accounts receivable, net	**65,190**	54,347
Inventories	**60,820**	48,334
Prepaid expenses	**4,114**	2,491
Deferred income taxes and taxes receivable	**5,146**	7,586
Total current assets	**145,915**	130,176
Property, Plant and Equipment, at Cost:		
Land and improvements	**3,710**	3,710
Buildings and improvements	**37,525**	36,058
Machinery and equipment	**16,412**	8,828
Office furniture and equipment	**27,164**	23,862
Transportation equipment	**795**	462
	85,606	72,920
Less – accumulated depreciation and amortization	**(57,265)**	(46,691)
Property, plant and equipment, net	**28,341**	26,229
Other Assets:		
Goodwill	**2,890**	–
Other	**1,458**	1,171
Deferred income taxes	**23,864**	22,209
Total other assets	**28,212**	23,380
	$ 202,468	$ 179,785

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

(In thousands)	2003	2002
Current Liabilities:		
Notes and loans payable	$ 2,858	$ –
Accounts payable	21,723	18,395
Federal, state and foreign income taxes	7,375	15,416
Accrued expenses –		
Payroll and commissions	4,812	4,412
Royalties	7,735	7,911
Post-retirement benefits	1,375	2,320
Other	5,686	5,623
Total current liabilities	51,564	54,077
Long-Term Liabilities:		
Notes payable	9	–
Post-retirement benefits	3,248	3,092
Deferred income taxes	294	703
Total long-term liabilities	3,551	3,795
Commitments and Contingencies (Note 9)		
Minority interest	114	–
Shareholders' Equity:		
Common stock, par value $.125		
Authorized 80,000 shares		
Issued 25,228 shares	3,154	3,154
Capital in excess of par value	45,863	47,148
Retained earnings	347,650	330,368
Accumulated other comprehensive income (loss)	3,740	(2,712)
	400,407	377,958
Less – Shares held in treasury, at cost		
Common stock, 11,064 shares in 2003 and 11,319 shares in 2002	(253,168)	(256,045)
Total shareholders' equity	147,239	121,913
	$ 202,468	$ 179,785

CONSOLIDATED STATEMENTS OF OPERATIONS

ENESCO GROUP, INC.

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands, except per share amounts)	**2003**	2002	2001
Net revenues	**$ 249,059**	$ 253,788	$ 267,107
Cost of sales	**136,844**	146,696	160,889
Gross profit	**112,215**	107,092	106,218
Selling, distribution, general and administrative expenses	**96,299**	93,322	113,816
Amortization of goodwill	**–**	–	1,950
Operating profit (loss)	**15,916**	13,770	(9,548)
Interest expense	**(787)**	(747)	(1,523)
Interest income	**537**	286	371
Other income (expense), net	**(1,334)**	(1,533)	(1,342)
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**14,332**	11,776	(12,042)
Income tax benefit	**2,950**	8,897	13,153
Income before cumulative effect of a change in accounting principle	**17,282**	20,673	1,111
Cumulative effect of a change in accounting principle, net of income taxes	**–**	(29,031)	–
Net income (loss)	**$ 17,282**	(8,358)	$ 1,111
Earnings (Loss) Per Common Share:			
Basic:			
Income before cumulative effect of a change in accounting principle	**$ 1.23**	$ 1.49	$ 0.08
Cumulative effect of a change in accounting principle, net of tax	**$ –**	$ (2.09)	$ –
Net income (loss)	**$ 1.23**	$ (0.60)	$ 0.08
Diluted:			
Income before cumulative effect of a change in accounting principle	**$ 1.20**	$ 1.47	$ 0.08
Cumulative effect of a change in accounting principle, net of tax	**$ –**	$ (2.09)	$ –
Net income (loss)	**$ 1.20**	$ (0.60)	$ 0.08

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

ENESCO GROUP, INC.

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands)	**2003**	2002	2001
Balance, beginning of year	**$ 330,368**	$ 338,726	$ 337,615
Net income (loss)	**17,282**	(8,358)	1,111
Balance, end of year	**$ 347,650**	$ 330,368	$ 338,726

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ENESCO GROUP, INC.

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands)	**2003**	2002	2001
Net income (loss)	**$ 17,282**	$ (8,358)	$ 1,111
Other comprehensive income:			
Cumulative translation adjustments	**6,452**	3,010	(1,334)
Total other comprehensive income (loss)	**6,452**	3,010	(1,334)
Comprehensive income (loss)	**$ 23,734**	$ (5,348)	$ (223)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ENESCO GROUP, INC.

For the Years Ended December 31, 2003, 2002 and 2001

(In thousands)	**2003**	2002	2001
Operating Activities:			
Net income (loss)	**$ 17,282**	$ (8,358)	$ 1,111
Cumulative effect of a change in accounting principle, net of taxes	**-**	29,031	-
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	**5,236**	5,014	5,071
Amortization of goodwill	**-**	-	1,950
Deferred income taxes	**(801)**	1,872	(8,450)
(Gains) losses on sale of capital assets	**5**	12	96
Changes in assets and liabilities:			
Accounts receivable	**(7,108)**	5,141	13,707
Inventories	**(9,401)**	9,070	3,479
Prepaid expenses	**(1,236)**	203	985
Other assets	**956**	1,125	(194)
Accounts payable and accrued expenses	**(1,090)**	(11,081)	4,174
Federal, state and foreign income taxes	**(7,953)**	(13,166)	(6,399)
Long-term post-retirement benefits	**156**	(626)	(2,347)
Net cash provided (used) by operating activities	**(3,954)**	18,237	13,183
Investing Activities:			
Purchase of property, plant and equipment	**(5,918)**	(4,284)	(2,729)
Acquisition, net of cash acquired	**(3,732)**	-	-
Proceeds from sales of property, plant and equipment	**37**	99	37
Net cash used by investing activities	**(9,613)**	(4,185)	(2,692)
Financing Activities:			
Net issuance (repayment) of notes and loans payable	**2,677**	(6,858)	(7,134)
Exercise of stock options	**588**	176	18
Other common stock issuance	**1,004**	708	889
Net cash provided (used) by financing activities	**4,269**	(5,974)	(6,227)
Effect of exchange rate changes on cash and cash equivalents	**2,525**	1,408	(338)
Increase (decrease) in cash and cash equivalents	**(6,773)**	9,486	3,926
Cash and cash equivalents, beginning of year	**17,418**	7,932	4,006
Cash and cash equivalents, end of year	**$ 10,645**	$ 17,418	$ 7,932

The accompanying notes are an integral part of these financial statements.

1. Accounting Policies:

The accompanying Consolidated Financial Statements include the accounts of Enesco Group, Inc. and subsidiaries ("Enesco"). All significant intercompany transactions have been eliminated in the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 2001 financial statements to conform to the 2003 and 2002 presentation, including reflection of freight costs billed to customers as revenue and co-op advertising allowances as contra revenue. Enesco's operations, which operate in a single industry segment, design, manufacture (primarily through third parties located in the Pacific Rim) and market a wide variety of licensed and proprietary branded gifts and collectibles to retailers primarily throughout the United States, Canada, Europe and Asia.

Assets and liabilities of Enesco's foreign subsidiaries are translated into U.S. dollars at the exchange rate on the balance sheet date, while statement of operations items are translated at average exchange rates for the year. Translation gains and losses are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity. Transaction gains and losses are reported in the consolidated statements of operations.

The carrying amount of cash and cash equivalents and notes and loans payable approximate fair value. Enesco considers all highly liquid securities, including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

Advertising costs are expensed in the year incurred. Advertising expense was $676 thousand in 2003, $495 thousand in 2002 and $860 thousand in 2001.

Enesco recognizes revenue when title passes to its customers which generally occurs when merchandise is turned over to the shipper. A provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling are included in revenue. License and royalty fees received by Enesco are recognized as revenue when earned.

Accounts receivable are reported net of allowances for uncollectible accounts and returns and allowances totaling $4.6 million and $3.8 million at December 31, 2003 and 2002, respectively.

Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products, as well as freight and duty costs to import the products. Enesco values all inventories utilizing the first-in, first-out method. Enesco records inventory at the date of taking title, which at certain times during the year results in significant in-transit quantities, as inventory is sourced primarily from China, Taiwan and other Pacific Rim countries.

The major classes of inventories were as follows (in thousands):

	2003	2002
Raw materials	**$ 898**	$ 369
Work in process	**342**	58
Finished goods in transit	**5,904**	2,154
Finished goods	**53,676**	45,753
	$ 60,820	$ 48,334

Concentration of risk for Enesco exists in revenue from major product lines, foreign sources of inventory, market and geographic areas and trade receivables. The majority of product sales are items produced using licensed rights from third parties. The two largest licensed lines represented approximately 41% of total sales for 2003, 49% of total sales for 2002 and 52% of total sales for 2001. Extended credit terms are offered to customers. Enesco continually monitors and manages the risks associated with all these activities.

Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods. The methods of depreciation for financial statement and income tax purposes differ in some circumstances, resulting in deferred income taxes.

The estimated useful lives of the various classes of assets are:

	Range in Years
Land improvements	10-15
Buildings and Improvements	15-40
Machinery and Equipment	5-12
Office Furniture and Equipment	5-10
Transportation Equipment	3-8

On January 1, 2002, Enesco adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"). In accordance with FAS 142, Enesco ceased amortizing goodwill upon adoption. Historically, Enesco classified amortization of goodwill as a non-operating expense. Amortization is now classified as an operating expense. All periods presented have been reclassified to conform to the current presentation.

December 31, 2003, 2002 and 2001

The adoption of FAS 142 also required the performance of a goodwill impairment test as of January 1, 2002. The test for goodwill impairment involved a two-step process. The first step, which was completed in the second quarter of 2002, compared the fair value of each reporting unit to its carrying amount. The second step was completed in the third quarter of 2002. Since the fair value of each reporting unit was less than its carrying amount, the amount of the impairment loss was measured by comparing the implied fair value of goodwill to its carrying amount. Since the carrying amount of goodwill at each reporting unit exceeded its implied fair value, an impairment loss equal to that excess was recorded. The total goodwill carrying value of $33.4 million was determined to be fully impaired. As of January 1, 2002, a charge of $29.0 million was recorded as the cumulative effect of a change in accounting principle, net of income tax benefits of $4.4 million, in the Statement of Operations for the year ended December 31, 2002.

In accordance with FAS 142, 2001 results have not been restated for the effects of ceasing goodwill amortization. Had goodwill amortization been discontinued effective January 1, 2001, net income (loss) and earnings (loss) per common share would have been as follows (in thousands, except per share data):

	Year Ended December 31		
	2003	2002	2001
Net income (loss):			
As reported	**$ 17,282**	$ (8,358)	$ 1,111
Goodwill amortization, net of income taxes	–	–	1,679
As adjusted	**$ 17,282**	$ (8,358)	$ 2,790
Earning (loss) per common share – basic:			
As reported	**$ 1.23**	$ (0.60)	$ 0.08
Goodwill amortization, net of income taxes	–	–	0.12
As adjusted	**$ 1.23**	$ (0.60)	$ 0.20
Earnings (loss) per common share – diluted:			
As reported	**$ 1.20**	$ (0.60)	$ 0.08
Goodwill amortization, net of income taxes	–	–	0.12
As adjusted	**$ 1.20**	$ (0.60)	$ 0.20

In the second quarter of 2003, Enesco acquired Bilston & Battersea (See Note 10). As a result of this acquisition, the Company recorded goodwill of $2,890.

Enesco has established accruals for taxes payable and potential tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities, often for an extended number of years after the filing dates. To the extent accruals differ from assessments, when the open tax years are closed or the accruals are otherwise deemed unnecessary at a point in time, the accruals are adjusted through the provision for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share, assumes in addition to the above, the dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options and warrants using the treasury stock method. The number of shares used in the earnings per common share computation for 2003, 2002 and 2001 were as follows (in thousands):

	2003	2002	2001
Basic			
Average common shares outstanding	**14,028**	13,854	13,708
Diluted			
Stock options and warrants	**416**	256	128
Average shares – diluted	**14,444**	14,110	13,836

Additional options to purchase 1.0 million, 1.4 million and 1.9 million shares were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common share.

At December 31, 2003, the Company has four stock-based employee and two non-employee Director compensation plans, which are described more fully in Note 4, Shareholders' Equity. In addition, from time to time Enesco has issued stock options outside of the plans as an employment inducement. The shares will be issued from treasury stock. The Company accounts for those plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation (in thousands).

	Year Ended December 31		
	2003	2002	2001
Net income (loss) as reported	**$ 17,282**	$ (8,358)	$ 1,111
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	-	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,382)**	(1,206)	(1,008)
Pro forma net income (loss)	**$ 15,900**	$ (9,564)	$ 103
Earnings (loss) per share:			
As reported:			
Basic	**$ 1.23**	$ (0.60)	$ 0.08
Diluted	**$ 1.20**	$ (0.60)	$ 0.08

2. Notes and Loans Payable:

Notes and loans payable and weighted-average interest rates at December 31, 2003 and 2002 were as follows (in thousands):

	2003		2002	
	Balance	**Interest Rate**	Balance	Interest Rate
Notes under committed bank lines	**$ 2,858**	**2.1%**	$ -	-

Total interest paid under committed bank lines was $408 thousand in 2003, $772 thousand in 2002 and $1.7 million in 2001.

In June 2003, Enesco entered into a new three-year domestic $50.0 million unsecured revolving credit facility that includes Enesco International (H.K.) Limited as a borrowing subsidiary. The credit agreement contains financial and operating covenants including restrictions on incurring indebtedness and liens, acquisitions, selling property, repurchasing the Company's shares and paying dividends. In addition, Enesco is required to satisfy fixed charge coverage ratio and leverage ratio tests at the end of the second, third and fourth quarters and a minimum annual operating profit covenant. As of December 31, 2003, Enesco was in compliance with all covenants under the revolving credit agreement. At December 31, 2003, Enesco had formal and informal unused lines of credit of approximately $54 million. The informal lines are bank lines that have no commitment fees (See Note 11, Subsequent Events).

3. Employee Benefit Plans:

Long-term liabilities for post-retirement benefits at December 31, 2003 and 2002 were as follows (in thousands):

	2003	2002
Post-retirement benefits	**$ 1,720**	$ 1,623
Corporate headquarters closing	-	40
Supplemental 401(k)	**1,201**	923
Deferred compensation/severance	**327**	506
Balance sheet total	**$ 3,248**	$ 3,092

Enesco has established grantor trusts to fund its non-qualified supplemental retirement plans. The trusts are irrevocable and assets contributed are subject to the claims of creditors and therefore, are not considered plan assets reportable as a funding component under paragraph 19 of FAS No. 87. The assets are held in these trusts at market value and amounted to $1.2 million at December 31, 2003, and $900 thousand at December 31, 2002. These assets are included in other assets in the accompanying consolidated balance sheets.

Enesco had sponsored a defined benefit post-retirement health care and life insurance plan that had long-term liabilities of $1.7 million and $1.6 million as of December 31, 2003 and 2002, respectively. Certain non-employee Directors and employees became eligible for the benefits under this plan when they reached allowable retirement age while working or serving on the Board at Enesco. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired non-employee Director or employee benefits were principally accrued during the employment or service of the applicable non-employee Director or employee. All of the benefits for these plans are vested and all the participants are former employees or non-employee Directors. The benefits to participants are either fixed dollar amounts per year or a percentage of insurance premiums paid per year.

The following table sets forth the funded status of the post-retirement plan included in the current and long-term liabilities sections of Enesco's consolidated balance sheets on December 31, 2003 and 2002 (in thousands):

	2003	2002
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$ 1,741**	$ 1,648
Service cost	**–**	–
Interest cost	**35**	80
Actuarial loss	**191**	148
Benefits paid	**(131)**	(135)
Benefit obligation at end of year	**$ 1,836**	$ 1,741
Funded Status:		
(Accrued) benefit cost	**$ (1,836)**	$ (1,741)

Net periodic post-retirement benefit expense includes the following components (in thousands):

	2003	2002	2001
Service cost	**$ –**	$ –	$ –
Interest cost	**35**	80	82
Recognized actuarial loss (gain)	**191**	148	(646)
Net period benefit cost (income)	**$ 226**	$ 228	$ (564)

A 15% annual rate of increase in per capita cost of covered health care benefits was assumed for periods after December 31, 2003. Participants with fixed dollar benefits are included at actual cost. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2003 by $65 thousand and the interest cost components of the net post-retirement benefit expense for the year then ended by $13 thousand. The weighted-average discount rate used in determining the accumulated post-retirement benefit was 5%.

In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans.

Total consolidated profit sharing and retirement plan expense amounted to $2.2 million in 2003, $2.0 million in 2002, and $2.3 million in 2001.

4. Shareholders' Equity:

Pursuant to action by Enesco's Board of Directors (the "Board") on July 22, 1998, effective with the expiration on September 19, 1998 of the stock purchase rights then existing under Enesco's Stockholder Rights Plan, one new right for each outstanding share of Enesco's common stock was issued (a "New Right") under a Renewed Rights Agreement. Each New Right initially represents the right to purchase one share of common stock for $125. The New Rights will only become exercisable, or separately transferable, promptly after Enesco announces that a person has acquired or tendered for 15% or more, or promptly after a tender offer commences that could result in ownership of 15% or more, of the common stock then outstanding.

If the New Rights become exercisable after any person acquired or tenders for 15% or more of the common stock then outstanding (except through an offer for all common stock that has been approved by the Board), each New Right not owned by that person or related parties will enable its holder to purchase, at the New Right's exercise price, common stock (or other securities or assets, or a combination thereof) having double the value of the exercise price. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

The New Rights, which have no voting power, expire on July 22, 2008, subject to extension. Upon approval by the Board, the New Rights may be redeemed for $.01 each under certain conditions.

In 1996, the shareholders approved a Stock Option Plan previously adopted by the Board, which provides for both incentive and non-qualified stock options. Options for up to 1.5 million shares of common stock may be granted under the 1996 Plan.

The 1996 Plan, as amended by the Board in 1998, provides that non-qualified options for 1,500 shares of common stock be granted annually to each non-employee Director then serving. In 2003, the shareholders approved an amendment previously adopted by the Board to the 1996 Plan that increased the number of shares available for option grants under the 1996 Plan from 1.5 million to 3.0 million and provided for vesting of the options over four years, at the rate of 25% of the options per year, without the restrictions on the exercise of vested options that was set forth in the 1996 Plan. Enesco also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to 2 million and 3 million shares of common stock, respectively, could be granted. No further options may be granted under the 1984 and 1991 Plans. All three Plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at the time of grant.

Other option terms are determined at the time of grant, but normally under the 1984 and 1991 Plans, options have been exercisable only after a one-year waiting period with vesting in four equal annual installments, and expire 10 years from the date of grant. Under the 1996 Plan, options granted prior to April 2003 become exercisable only after a six-month waiting period and upon Enesco's achievement of certain stock value performance criteria at any time during the first eight years after the date of the grant. Under the 1996 Plan as amended by shareholder approval in 2003, new options vest equally over four years, with 25% of the shares subject to the vesting on each of the first four anniversary dates of the date of grant of the option, with the options being thereafter exercisable by the optionee regardless of the fair market value of Enesco's common stock. On the eighth anniversary of the grant, all outstanding options granted under the 1996 Plan will become exercisable. Options granted under the 1996 Plan will expire 10 years from the date of grant.

In 1998, the Board approved a special 1998 Chairman Stock Option Plan which provided for a one-time grant of 14,000 non-qualified stock options to Enesco's Chairman of the Board. The options become exercisable six months from date of grant and expire 10 years from the date of grant. In 1993 and 1997, the Board approved a Special Interim Chief Executive Officer Stock Option Plan and a 1997 President and Chief Executive Officer Stock Option Plan, respectively, which provided for special grants of non-qualified stock options to Enesco's then Chief Executive Officer. The 1993 options vested fully in increments of 10,000 shares during each of the three months in which he served in that capacity. The 1997 grant of 100,000 options vested fully in increments of 12,500 shares each month from November 1997 through June 1998. Both the 1993 and 1997 options become exercisable six months from the date of grant and expire 10 years from the date of grant. The 1993 options expired during 2003.

At December 31, 2003, Enesco had five stock-based compensation (fixed option) plans not including the 1993 options that expired during 2003 and the 1999 Non-Employee Director Stock Plan, which are described above. Enesco applies the intrinsic value-based method allowed under APB Opinion No. 25 and related interpretations in accounting for its fixed stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994 under Enesco's five stock-based compensation plans been determined by applying the fair value based method provided for in FAS 123, Enesco's net income (loss) and earnings (loss) per common share for 2003, 2002 and 2001 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

		2003	2002	2001
Net income (loss)	As reported	**$ 17,282**	$ (8,358)	$ 1,111
	Pro forma	**$ 15,900**	$ (9,564)	$ 103
Earnings (loss) per common share diluted	As reported	**$ 1.20**	$ (0.60)	$ 0.08
	Pro forma	**$ 1.10**	$ (0.69)	$ 0.01

The options granted in 2003, 2002 and 2001 were under the 1996 Plan and in 2001 also under the 1991 Plan. The fair value of each option grant in 2003, 2002 and 2001 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Annual dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**46.0%**	70.0%	85.0%
Risk-free interest rate	**3.8%**	4.9%	4.4%
Expected life (years)	**8.0**	8.0	6.0
Weighted-average grant-date fair value of options granted during the year, per share	**$ 4.58**	$ 5.20	$ 4.13

December 31, 2003, 2002 and 2001

Stock option status and activity under Enesco's six stock-based compensation plans including the 1993 options that expired during 2003 are summarized as follows:

Stock Options	Shares (000s)	Weighted-Average Exercise Price
Outstanding at December 31, 2000	2,802	$ 22.95
Granted	826	5.58
Exercised	(4)	4.81
Forfeited	(778)	17.58
Outstanding at December 31, 2001	2,846	19.41
Granted	448	7.04
Exercised	(36)	4.88
Forfeited	(522)	25.98
Outstanding at December 31, 2002	2,736	16.32
Granted	**527**	**8.14**
Exercised	**(134)**	**5.17**
Forfeited	**(394)**	**25.90**
Outstanding at December 31, 2003	**2,735**	**$ 13.96**

Stock Options	**2003 Shares (000s)**	2002 Shares (000s)	2001 Shares (000s)
Options exercisable at year end	**1,438**	1,301	1,301

A summary of information regarding stock options outstanding at December 31, 2003, is as follows:

Range of Exercise Prices	Number Outstanding at 12/31/03 (000s)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable as 12/31/03 (000s)	Weighted Average Exercise Price
$4 to $15	1,711	8	$ 6.76	828	$ 6.05
$15 to $26	301	5	$ 17.01	154	$ 17.34
$26 to $36	723	3	$ 29.74	456	$ 30.16
$4 to $36	2,735	6	$ 13.96	1,438	$ 14.91

An analysis of treasury stock transactions for the years ended December 31, 2003, 2002 and 2001, is as follows (in thousands):

	Common Stock Shares	Cost
Balance at December 31, 2000	11,616	$ 259,399
Exercise of Stock Options	(4)	(42)
Investment Savings Plans – 401(k) issuances	(102)	(1,147)
Non-Employee Director Stock Plan issuances	(51)	(582)
Balance at December 31, 2001	11,459	257,628
Exercise of Stock Options	(36)	(409)
Investment Savings Plan – 401(k) issuances	(85)	(955)
Non-Employee Director Stock Plan issuances	(19)	(219)
Balance at December 31, 2002	11,319	256,045
Exercise of Stock Options	**(144)**	**(1,514)**
Stock Options Exchanges	**10**	**105**
Investment Savings Plan – 401(k) issuances	**(104)**	**(1,279)**
Non-Employee Director Stock Plan issuances	**(17)**	**(189)**
Balance at December 31, 2003	**11,064**	**$ 253,168**

In 1985, Enesco approved a Payroll-Based Stock Ownership Plan ("PAYSOP"), which provides common stock to eligible employees and allows Enesco a federal income tax deduction equal to the market value of the issued stock. The PAYSOP Plan was merged into the retirement plan on January 1, 2000.

In 1987, Enesco introduced an Investment Savings Plan for non-union employees in accordance with Section 401(k) of the Internal Revenue Code. In 2003, Enesco amended the Enesco Group, Inc. Retirement Profit Sharing Plan for Union Employees to allow union employees to make contributions to this plan in accordance with Section 401(k) of the Internal Revenue Code. One of the features of these retirement savings plans provides a common stock match for a portion of employee contributions to eligible employees and allows Enesco a federal income tax deduction equal to the market value of the issued stock. Compensation expense for common stock issued was $750 thousand for 2003, $435 thousand for 2002 and $481 thousand for 2001.

In 1998, the Board adopted the 1999 Non-Employee Director Stock Plan. The Non-Employee Director Stock Plan allows for an annual retainer of common stock worth $15 thousand per annum valued as of the day following the annual meeting for each non-employee Director who is not the Chairman of the Board. For service as Chairman of the Board, the Non-Employee Director Stock Plan allows for an annual retainer of common stock worth $37.5 thousand per annum valued as of the day following the annual meeting. Compensation expense for common stock issued to non-employee Directors was $135 thousand for 2003, $137 thousand for 2002 and $297 thousand for 2001.

An analysis of the changes in capital in excess of par value for the years ended December 31, 2003 and 2002 is as follows (in thousands):

	Increase / (Decrease)		
	2003	2002	2001
401(k) plan	**(411)**	(384)	(556)
Non-employee director	**(54)**	(82)	(285)
Exercise of stock options	**(820)**	(232)	(23)
Total	**$ (1,285)**	$ (698)	$ (864)

Other comprehensive income or loss consists only of cumulative foreign currency translation adjustments.

On June 28, 2000, Enesco entered into a licensing agreement with Time Warner Entertainment Company, LP. Pursuant to this agreement, Enesco issued Time Warner a warrant to purchase 200,000 shares of Enesco's common stock at an exercise price of $4.375 per share (the "warrant"). Time Warner sold the warrant in August 2003 to a third party. This warrant expires June 27, 2005, subject to certain extensions. The warrant's fair value of $529 thousand, which was included in capital in excess of par value, was determined using the Black-Scholes pricing model, assuming an expected life of five years, a dividend yield of 0%, a risk-free interest rate of 6.789% and a volatility factor of 64%. The fair value of the warrant was amortized as a component of royalty expense in cost of sales over the term of the licensing agreement.

5. Geographic Operating Segments (in thousands):

Enesco operates in one industry segment, giftware and collectible sales at wholesale, predominately in two major geographic areas (United States and International). Net revenues and operating profit (loss) is determined by customer location.

Geographic Areas	**2003**	2002	2001
Net Sales			
United States	**$ 161,057**	$ 177,757	$ 191,399
United States inter-company	**(1,286)**	(1,969)	(1,984)
International	**90,036**	78,704	78,389
International inter-company	**(748)**	(704)	(697)
Total consolidated	**$ 249,059**	$ 253,788	$ 267,107
Operating Profit (Loss)			
United States	**$ 5,345**	$ 4,927	$ (14,925)
International	**10,571**	8,843	5,377
Total consolidated	**$ 15,916**	$ 13,770	$ (9,548)
Long-lived Assets			
United States			
Property, Plant & Equipment, net	**$ 22,480**	$ 21,354	$ 21,512
Other Assets	**25,260**	23,038	40,666
Total United States	**47,740**	44,392	62,178
International			
Property, Plant & Equipment, net	**5,861**	4,875	5,070
Other Assets	**2,952**	57	13,678
Total International	**8,813**	4,932	18,748
Total consolidated	**$ 56,553**	$ 49,324	$ 80,926
Capital Expenditures			
United States	**$ 4,292**	$ 3,323	$ 1,880
International	**1,204**	961	849
Total consolidated	**$ 5,496**	$ 4,284	$ 2,729
Depreciation and Amortization			
United States	**$ 3,165**	$ 3,481	$ 4,707
International	**1,826**	1,533	2,314
Total consolidated	**$ 4,991**	$ 5,014	$ 7,021

December 31, 2003, 2002 and 2001

Total sales recorded in the United Kingdom for 2003, 2002 and 2001 were $53.3 million, $45.1 million and $45.3 million, respectively. Total long-lived assets in the United Kingdom at December 31, 2003, 2002 and 2001 were $6.6 million, $3.7 million, and $14.5 million respectively.

Total sales recorded in Canada for 2003, 2002 and 2001 were $30.8 million, $25.7 million and $22.6 million, respectively. Total long-lived assets in Canada at December 31, 2003, 2002 and 2001 were $0.8 million, $0.7 million and $2.4 million, respectively.

Transfers between geographic areas are made at the market value of the merchandise transferred. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.

6. Income Taxes:

The domestic and foreign components of the current and deferred income tax assets and liabilities are attributable to the following (in thousands):

	2003	2002
Current Deferred Tax Assets		
Federal—		
Inventory	$ 1,177	$ 1,522
Bad debt reserve	591	491
NOL carryforward	854	932
Returns and allowances reserve	355	300
Other items, net	596	1,293
State—		
Inventory	294	381
Bad debt reserve	148	123
NOL carryforward	213	233
Returns and allowances reserve	89	75
Other items, net	-	264
Foreign—		
Other items, net	672	732
Total Current Deferred Tax Assets	$ 4,989	$ 6,346
Non-Current Deferred Tax Assets		
Federal—		
NOL carryforward	$ 17,215	$ 16,033
Post-retirement benefits	1,067	962
Other items, net	14	36
State—		
NOL carryforward	4,304	4,008
Post-retirement benefits	267	240
Other items, net	3	9
Foreign—		
Other items, net	994	921
Total Non-Current Deferred Tax Assets	$ 23,864	$ 22,209
Deferred Tax Liabilities		
Federal—		
Accelerated depreciation	235	542
State—		
Accelerated depreciation	59	135
Foreign—		
Other items, net	-	26
Total Deferred Tax Liabilities	$ 294	$ 703

The United States net deferred tax assets are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with Enesco's history. The United States NOL carry-forwards expire in 2020, 2021, 2022 and 2023.

The domestic and foreign components of income (loss) before income taxes and cumulative effect of a change in accounting principle are as follows (in thousands):

	2003	2002	2001
Domestic	**$ (5,482)**	$ (8,301)	$ (27,669)
Foreign	**19,814**	20,077	15,627
	$ 14,332	$ 11,776	$ (12,042)

The provision for (benefit from) income taxes consists of the following (in thousands):

	2003	2002	2001
Currently Payable:			
United States Federal	**$ (6,376)**	$ (9,583)	$ (9,881)
United States State	**(820)**	(4,669)	1,210
Foreign	**3,380**	3,483	(326)
	(3,816)	(10,769)	(8,997)
Deferred:			
United States Federal	**608**	1,164	(4,110)
United States State	**220**	291	(1,027)
Foreign	**38**	417	981
	866	1,872	(4,156)
	$ (2,950)	$ (8,897)	$ (13,153)

A reconciliation of the total effective income tax rate to the statutory federal income tax rate is as follows:

	2003	2002	2001
Statutory income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal income tax effect	**(2.7)**	(4.5)	(2.8)
Impact of foreign tax rates and credits	**(4.2)**	1.3	(5.8)
Impact of nondeductible expenses	**(0.9)**	2.4	4.7
Subtotal effective income tax rate	**27.2%**	34.2%	31.1%
Reduction of income tax accruals	**(47.8)**	(109.8)	78.1
Total effective income tax rate	**(20.6%)**	(75.6%)	109.2%

The 2003 benefit of $6.8 million, the 2002 benefit of $12.9 million and the 2001 benefit of $9.4 million relate primarily to the reduction of income tax accruals, which were no longer required. An income tax benefit of $4.4 million was recorded as a component of the cumulative effect of a change in accounting principle in the Statement of Operations for the year ended December 31, 2002.

Enesco made income tax payments of $4.5 million in 2003, $1.5 million in 2002, and $2.1 million in 2001.

7. Other Income (Expense), Net:

Other income (expense), net consists of the following (in thousands):

	2003	2002	2001
Foreign currency loss	**$ (10)**	$ (16)	$ (12)
Loss on sale of fixed assets	**(5)**	(12)	(96)
Bank charges and other	**(1,319)**	(1,505)	(1,234)
	$ (1,334)	$ (1,533)	$ (1,342)

8. Financial Instruments:

Enesco operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. Enesco may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Enesco currently does not use derivative financial instruments for trading or speculative purposes. Enesco regularly monitors foreign currency exposures and ensures that the hedge contract amounts do not exceed the amounts of the underlying exposures.

Enesco's current hedging activity is limited to foreign currency purchases and intercompany foreign currency transactions. The purpose of Enesco's foreign currency hedging activities is to protect Enesco from the risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. Enesco hedges these exposures by entering into various short-term foreign exchange forward contracts. Under FAS 133, the instruments are carried at fair value in the balance sheet as a component of other current assets or other current liabilities. Changes in the fair value of foreign exchange forward contracts that meet the applicable hedging criteria of FAS 133 are recorded as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Changes in the fair value of foreign exchange forward contracts that do not meet the applicable hedging criteria of FAS 133 are recorded currently in income as cost of sales or foreign exchange gain or loss, as applicable. Hedging activities did not have a material impact on results of operations or financial condition during 2003.

To manage foreign currency risk, as of December 31, 2003, Enesco entered into a forward exchange agreement with a notional value of $6.2 million to mature within five days. This contract was a sale of U.S. dollars and a purchase of British pounds sterling at an average exchange rate 1.78. The fair value of this contract is not significant.

As of December 31, 2003, Enesco had $2.9 million of interest bearing debt outstanding.

9. Commitments and Contingencies:

Enesco incurred rental expense under operating leases of $4.3 million in 2003, $3.8 million in 2002 and $4.5 million in 2001.

The minimum rental commitments under non-cancellable operating leases as of December 31, 2003, are as follows (in thousands):

Period	Aggregate Amount
2004	$ 3,500
2005	2,500
2006	1,700
2007	1,000
2008	700
Later years	300
Total minimum future rentals	$ 9,700

Enesco has entered into various licensing agreements requiring royalty payments ranging from 2.0% to 15% of specified product sales. Royalty expenses, which are charged to cost of sales under these licensing agreements, totaled $18.9 million in 2003, $21.3 million in 2002 and $24.2 million in 2001. Future minimum guaranteed royalty payments are $16.6 million in 2004, $15.2 million in 2005, $15.0 million in 2006 and $15.0 million in 2007. Under the terms of certain royalty agreements, royalty payments made may be subject to audit by the licensors. Historically, audit adjustments have not been significant nor does Enesco expect future audit adjustments to be significant.

On February 13, 2004, the staff of the Securities and Exchange Commission ("SEC") informed Enesco that the SEC staff is considering recommending that the SEC bring a civil action against Enesco for possible violations of the U.S. securities laws, related to trading in Enesco's securities in the April-June 2000 time period. If the SEC were to file suit against Enesco, they have indicated that they would expect to, among other things, disgorgement of approximately $1.2 million of alleged profits, penalties in an unspecified amount and an injunction against further violation of U.S. securities laws. As permitted under SEC procedures, Enesco will continue to discuss this matter with the SEC and intends to respond in writing before the SEC staff formally decides what action, if any, to recommend. Enesco is unable to determine what amount, if any, could ultimately be paid with respect to this matter. Until this notification by the SEC on February 13, 2004, the Company had no contact with the SEC on this matter since late 2001.

On February 19, 2004, the staff of the SEC further informed Enesco that the SEC staff is considering recommending that the SEC bring a civil action against a former Senior Vice President and General Counsel of Enesco for possible violations of the U.S. securities laws related to trading in Enesco's securities in the April - June 2000 time period. Enesco is obligated to indemnify the former officer, subject to the terms of Enesco's Bylaws, with respect to his expenses incurred in connection with this matter.

There are various other legal proceedings pending against Enesco, which have arisen during the normal course of business. Management believes the ultimate outcome of those legal proceedings will not have a material adverse impact on the financial position or results of operations of Enesco.

10. Acquisition

On April 8, 2003, the Company acquired Bilston & Battersea, which is based in Bilston, West Midlands, England, through its European subsidiary, Enesco Holdings Limited. Bilston & Battersea manufactures and distributes giftware, home accessories and related products, including the high quality, hand-decorated enamels and sculptured boxes sold under the *Halcyon Days Enamels* and *Halcyon Days Bonbonnieres* brands. Enesco paid approximately $4.4 million in cash ($3.7 million net of acquired cash) to acquire the company, which resulted in Enesco recording $2.9 million of goodwill related to the purchase. Enesco purchased 100% of the outstanding shares of Bilston & Battersea and has included Bilston & Battersea's results of operations in its Consolidated Financial Statements since April 8, 2003.

11. Subsequent Events (Unaudited)

On February 29, 2004, the Company acquired Gregg Manufacturing, Inc. d/b/a Gregg Giftware Company ("Gregg"), a California-based manufacturer, for approximately $7.4 million in cash ($7.3 million net of acquired cash). Gregg manufactures and distributes branded and specialty giftware that includes book covers, organizers, tote bags and home décor accents targeting the growing inspirational marketplace. Gregg generated revenues of approximately $11 million in 2003.

In March 2004, Enesco's domestic $50.0 million credit facility was amended to add term notes totaling $7.7 million for the purpose of funding the acquisition of Gregg. The total unsecured credit facility is currently $57.7 million. At the same time, Gregg was added as a borrowing subsidiary. Certain of the financial covenants were modified, including measurements at the end of each quarter.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Enesco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Enesco Group, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, retained earnings, comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying 2001 consolidated financial statements of Enesco Group, Inc. and subsidiaries were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revision described in Note 1 to the consolidated financial statements, in their report dated February 20, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 consolidated financial statements of Enesco Group, Inc. and subsidiaries were audited by other auditors who have ceased operations. As described in Note 1, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 25, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Enesco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Enesco Group, Inc., (a Massachusetts corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 20, 2002

This report is a copy of a report previously issued by Arthur Andersen LLP. Arthur Andersen LLP has not reissued the report. The prior-period consolidated financial statements referred to in the report have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Tangible Assets," which was adopted by the Company as of January 1, 2002.

STOCK MARKET, DIVIDEND AND SHAREHOLDER INFORMATION

2003

		Market Price	
Quarter	**Dividend**	**High**	**Low**
First	**$ –**	**$ 7.60**	**$6.45**
Second	**–**	**9.00**	**7.01**
Third	**–**	**8.94**	**7.00**
Fourth	**–**	**11.00**	**8.00**

2002

		Market Price	
Quarter	Dividend	High	Low
First	$ –	$ 7.00	$ 5.50
Second	–	9.10	6.50
Third	–	9.21	6.25
Fourth	–	7.85	5.45

Enesco Group, Inc.'s common stock is traded on the New York Stock Exchange and Pacific Exchange (symbol: ENC). The table shows, for the indicated periods, the high and low price range. As of December 31, 2003, there were 2,345 record holders of the common stock.

QUARTERLY RESULTS (UNAUDITED):

ENESCO GROUP, INC.

The following tables set forth information with respect to the consolidated quarterly results of operations for 2003 and 2002. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

In the fourth quarter of 2003, Enesco recognized a $6.8 million tax benefit primarily for prior year tax accruals that were no longer required.

In the fourth quarter of 2002, Enesco recognized a $12.9 million tax benefit primarily for prior year tax accruals that were no longer required.

(In thousands, except per share amounts)	**For the Three Months Ended**			
	March 31, 2003	**June 30, 2003**	**Sept. 30, 2003**	**Dec. 31, 2003**
Net revenues	**$ 46,137**	**$ 60,886**	**$ 71,766**	**$ 70,270**
Cost of sales	**27,627**	**33,277**	**40,628**	**35,312**
Gross profit	**18,510**	**27,609**	**31,138**	**34,958**
Selling, distribution, general and administrative expenses	**23,021**	**23,590**	**24,009**	**25,679**
Operating profit (loss)	**$ (4,511)**	**$ 4,019**	**$ 7,129**	**$ 9,279**
Net income (loss)	**$ (2,791)**	**$ 2,174**	**$ 4,597**	**$ 13,302**
Earnings (loss) per common share:				
Basic	**$ (0.20)**	**$ 0.15**	**$ 0.33**	**$ 0.94**
Diluted	**$ (0.20)**	**$ 0.15**	**$ 0.32**	**$ 0.90**

	For the Three Months Ended			
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Net revenues	$ 54,877	$ 66,489	$ 69,043	$ 63,379
Cost of sales	30,691	40,006	40,412	35,587
Gross profit	24,186	26,483	28,631	27,792
Selling, distribution, general and administrative expenses	26,398	22,808	21,896	22,220
Operating profit (loss)	$ (2,212)	$ 3,675	$ 6,735	$ 5,572
Net income (loss)	$ (30,438)	$ 1,797	$ 4,401	$ 15,882
Earnings (loss) per common share:				
Basic	$ (2.20)	$ 0.13	$ 0.32	$ 1.14
Diluted	$ (2.20)	$ 0.13	$ 0.31	$ 1.12

The sum of basic and diluted earnings (loss) per share for 2003 and 2002 quarters does not equal the full year amount due to rounding and the impact of changes in average shares outstanding.

FIVE YEAR FINANCIAL HIGHLIGHTS

ENESCO GROUP, INC.

The financial data set forth below should be read in connection with the financial statements, accompanying notes and Management's Discussion and Analysis on the preceding pages.

(In thousands, except per share amounts)	**2003**	2002	2001	2000	1999
Net revenues[1]	**$ 249,059**	$ 253,788	$ 267,108	$ 323,800	$ 390,069
Cost of sales[2]	**136,844**	146,696	160,889	184,897	224,750
Gross profit	**112,215**	107,092	106,219	138,983	165,319
Selling, distribution, general and administrative expenses	**96,299**	93,322	113,817	129,816	141,668
Amortization of goodwill and other intangibles[3]	–	–	1,950	2,658	2,224
Operating profit (loss)	**15,916**	13,770	(9,548)	6,429	21,427
Interest expense	**(787)**	(747)	(1,523)	(3,196)	(2,994)
Interest income	**537**	286	371	1,161	579
Other income (expense), net	**(1,334)**	(1,533)	(1,342)	759	273
Income (loss) before income taxes and cumulative effect of a change in accounting principle	**14,332**	11,776	(12,042)	5,153	19,285
Income taxes[4]	**(2,950)**	(8,897)	(13,153)	(9,939)	(7,591)
Income before cumulative effect of a change in accounting principle	**17,282**	20,673	1,111	15,092	26,876
Cumulative effect of a change in accounting principle, net of income taxes[3]	–	(29,031)	–	–	–
Net income (loss)	**$ 17,282**	$ (8,358)	$ 1,111	$ 15,092	$ 26,876
Earnings (loss) per common share:					
Basic: Income before cumulative effect of a change in accounting principle	**$ 1.23**	$ 1.49	$ 0.08	$ 1.11	$ 1.88
Cumulative effect of a change in accounting principle, net of tax	–	(2.09)	–	–	–
Net income (loss)	**1.23**	(0.60)	0.08	1.11	1.88
Diluted: Income before cumulative effect of a change in accounting principle	**$ 1.20**	$ 1.47	$ 0.08	$ 1.11	$ 1.87
Cumulative effect of a change in accounting principle, net of tax	–	(2.09)	–	–	–
Net income (loss)	**1.20**	(0.60)	0.08	1.11	1.87
Average shares of common stock – basic	**14,028**	13,854	13,708	13,562	14,329
Average shares of common stock – diluted	**14,444**	14,110	13,836	13,636	14,371
Shares of common stock outstanding at year end	**14,164**	13,909	13,769	13,612	13,476
Market value per common share at year end	**$ 10.32**	$ 7.08	$ 6.30	$ 4.69	$ 11.06
Cash dividends declared	**$ –**	$ –	$ –	$ 3,782	$ 15,906
Dividends declared per common share	**$ –**	$ –	$ –	$ 0.28	$ 1.12
Capital expenditures	**$ 5,496**	$ 4,284	$ 2,729	$ 4,794	$ 5,058
Depreciation	**$ 4,991**	$ 5,014	$ 5,071	$ 5,948	$ 5,285
Working capital	**$ 94,322**	$ 76,099	$ 54,389	$ 58,931	$ 42,434
Total assets	**$ 202,468**	$ 179,785	$ 219,551	$ 231,479	$ 277,367
Total long-term liabilities	**$ 3,551**	$ 3,795	$ 8,938	$ 11,562	$ 34,237
Shareholders' equity	**$ 147,238**	$ 121,913	$ 126,377	$ 125,693	$ 114,432
Return on average shareholders' equity	**13%**	(7%)	1%	13%	20%

1) Revenue figures include shipping and handling costs billed to customers and are reduced by co-op advertising allowances.

2) Cost of sales includes non-cash charges of $8.7 million in 2001, $2.9 million in 2000 and $9.6 million in 1999.

3) Amortization of goodwill ended 1/1/02 with the adoption of FAS 142. Additionally, the adoption of FAS 142 resulted in Enesco writing off $29.0 million of goodwill in 2002 recorded as a cumulative effect of a change in accounting principle.

4) The provision for income taxes includes a $6.8 million benefit in 2003, a $12.9 million benefit in 2002, a $9.4 million benefit in 2001 a $12 million benefit in 2000, and a $15 million benefit in 1999 related primarily to reversals of prior year tax accruals.

CORPORATE DATA

ENESCO GROUP, INC.

CORPORATE HEADQUARTERS

Enesco Group, Inc.
225 Windsor Drive
Itasca, Illinois 60143
Telephone: 1-630-875-5300
Fax: 1-630-875-5350
Web address: www.enesco.com

ANNUAL MEETING

The 2004 Annual Meeting of Shareholders will be held at the Enesco showroom theater, One Enesco Plaza, Elk Grove Village, Illinois on Wednesday, May 19, 2004, at 9:30 a.m.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
Call toll-free 1-800-288-9541 or on the Internet at www.melloninvestor.com

Telecommunications devices for the hearing impaired (TDD) are available at 1-800-231-5469.

STOCK EXCHANGE

Enesco Group, Inc. stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol ENC.

AUDITORS

KPMG LLP
Chicago, Illinois

SHAREHOLDER INQUIRIES

If you have questions concerning your account as a shareholder, such as name or address changes, how to enroll in the Dividend Reinvestment Plan or Direct Deposit Service; inquiries regarding dividend checks, stock certificates and Dividend Reinvestment Plan statements or if you need tax information regarding your account, please contact the Transfer Agent.

SEC FORM 10-K

Shareholders may obtain, free of charge, a copy of Form 10-K by making a written request to Corporate Headquarters, Attention: Investor Relations. All reports filed with the SEC are also available, free of charge, on the Investor Relations section at www.enesco.com.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Shareholders may elect to automatically reinvest any dividends and invest additional cash in Enesco Group, Inc. common stock. Purchase fees and commissions are paid by Enesco Group, Inc. when shares are acquired through this program. A brochure describing the plan, including an enrollment form, is available by calling the Transfer Agent at 1-800-288-9541 or by writing Corporate Headquarters, Attention Investor Relations.

INVESTOR RELATIONS

Enesco Group, Inc.'s shareholders of record receive an Annual Report and proxy material. If you have any questions or require additional information, write to: Investor Relations, Enesco Group, Inc., 225 Windsor Drive, Itasca, Illinois 60143. Call Investor Relations at 1-630-875-5990 or visit the Investor Relations section at www.enesco.com.

TRADEMARKS

Italicized words identifying products in this report are trademarks or service marks of Enesco Group, Inc., its subsidiaries, affiliates or licensors.

UNITED STATES LOCATIONS

Enesco Group, Inc.
Itasca, Illinois

Enesco Showrooms:
Atlanta, Georgia
Chicago, Illinois
Columbus, Ohio
Dallas, Texas
Elk Grove Village, Illinois
Los Angeles, California
Minneapolis, Minnesota
New York, New York
Seattle, Washington

INTERNATIONAL SUBSIDIARIES

Enesco Limited
Carlisle, Cumbria, England

Divisions and Affiliates:
Lilliput Lane
Border Fine Arts
Enesco France, S.A.
Enesco Import GmbH
Bilston & Battersea

Enesco International (H.K.) Limited
Hong Kong, S.A.R.

N.C. Cameron & Sons Limited
Mississauga, Ontario, Canada

Gregg Manufacturing, Inc.
Irvine, California



Back row, left to right: Judith R. Haberkorn, Thane A. Pressman, Anne-Lee Verville, Daniel DalleMolle, Donna Brooks Lucas
Front row: George R. Ditomassi, Eugene Freedman, Donald L. Krause, John F. Cauley, Hector J. Orci

AUDIT COMMITTEE

Donald L. Krause, *Chairman*
John F. Cauley
George R. Ditomassi
Judith R. Haberkorn
Donna Brooks Lucas
Hector J. Orci
Thane A. Pressman
Anne-Lee Verville

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Donna Brooks Lucas, *Chairman*
George R. Ditomassi
Judith R. Haberkorn
Thane A. Pressman

NOMINATING AND GOVERNANCE COMMITTEE

John F. Cauley, *Chairman*
Judith R. Haberkorn
Donald L. Krause
Donna Brooks Lucas
Hector J. Orci
Anne-Lee Verville

BOARD OF DIRECTORS

Anne-Lee Verville
Chairman of the Board
Retired General Manager, Worldwide Education
Industry of International Business Machines Corporation
(Advanced Information Technologies)

John F. Cauley
Retired President
Friendly Ice Cream Corporation
(Restaurants and Food Products)

Daniel DalleMolle
President and
Chief Executive Officer
Enesco Group, Inc.

George R. Ditomassi
Chief Executive Officer
Summit American Television
(Media)

Eugene Freedman
Founding Chairman
Enesco Group, Inc.

Judith R. Haberkorn
Retired President – Consumer Sales and Service
Bell Atlantic Corporation
(Telecommunications Services)

Donald L. Krause
Retired Senior Vice President and Controller
Newell Rubbermaid, Inc.
(Consumer Products)

Donna Brooks Lucas
President and
Chief Executive Officer
DBL Multi-Media Group
(Communications Consulting)

Hector J. Orci
Co-founder and Chairman
LaAgencia de Orci & Associates
(Advertising)

Thane A. Pressman
Former Chief Executive Officer
Carvel Corporation
(Consumer Food Products)

OFFICERS

Daniel DalleMolle
President and
Chief Executive Officer

Thomas F. Bradley
Chief Financial Officer and Treasurer

M. Frances Durden
Vice President, Secretary and General Counsel

Eugene Freedman
Founding Chairman

Josette V. Goldberg
Senior Vice President, Human Resources and Administration

Charles E. Sanders
Assistant Treasurer

Jeffrey S. Smith
Senior Vice President,
Sales, Marketing and Product Development



ENESCO GROUP, INC.

International Headquarters

[illegible] Windsor Drive

Itasca, Illinois 60143-1225

www.enesco.com